Filed Pursuant to Rule 433
Registration No.: 333-142343
Martin Marietta Materials, Inc.
Pricing Term Sheet for Fixed Rate Senior Notes
$250,000,000
April 25, 2007

Issuer:	Martin Marietta Materials, Inc.
Principal Amount:	$250,000,000
Security Type:	Fixed Rate Senior Note
Maturity:	May 1, 2037
Coupon:	6.250%
Price to Public:	99.986%
Yield to maturity:	6.251%
Spread to Benchmark Treasury:	1.40%; 140 bps
Benchmark Treasury:	4.500% due February 2036
Benchmark Treasury Spot and Yield:	94-18+ 4.851%
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2007
Day Count Convention:	30/360
Denominations:	$2,000 x $1,000
Redemption Provisions:
Make-whole call:	At any time at the greater of 100% and the make whole amount (the present value of principal and the remaining interest discounted at the Treasury Rate plus 25 basis points)
Trade Date:	April 25, 2007
Settlement Date:	April 30, 2007 (T+3)
Net Proceeds Before Expenses:	$247,777,500
Anticipated Ratings:	Baa1/BBB+
Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC Citigroup Global Markets Inc.
Co-Managers:	Wachovia Capital Markets, LLC BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Wells Fargo Securities, LLC
A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.
The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling collect 1-212-834-4533 or by calling toll free 1-800-294-1322 or 1-877-858-5407.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2